UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: March 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on From 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant: United Air Lines, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 1200 East Algonquin Road

City, State and Zip Code: Elk Grove Township, IL 60007

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
                    Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X]               prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Bankruptcy Court approved a corporate restructuring that (a) moved Confetti, Inc. as a subsidiary of UAL Loyalty Services ("ULS") to a subsidiary of MyPoints.com, Inc. ("MyPoints"), (b) moved MyPoints as a subsidiary of ULS to a subsidiary of UAL Corporation ("UAL"), and (c) moved ULS as a subsidiary of UAL to a subsidiary of United Air Lines, Inc. This restructuring was completed on March 21, 2005. The Company's completion of its evaluation of the associated accounting and disclosure requirements required the delay in filing. The Company expects that the assets, liabilities and results of operations of United Air Lines, Inc. for all periods presented will be materially affected by the inclusion of the assets, liabilities and results of operations of ULS as a consolidated subsidiary of United Air Lines, Inc. under the approved corporate restructuring.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

(Name) Paul Lovejoy (Area Code) (847) (Telephone Number) 700-4000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its net loss will be approximately $1.0 billion for the first quarter 2005 as compared to a net loss of $449 million in the first quarter of 2004 primarily due to increased reorganization costs. The Company expects reorganization costs to be $718 million in the first quarter 2005 as compared to $130 million in the first quarter 2004. Reorganization items in the first quarter 2005 include two large non-cash items: a curtailment charge of $433 million related to the Pension Benefit Guaranty Corporation's (PBGC) motion to terminate the company's defined benefit pension plan for ground employees, and $244 million in charges related to the rejection of aircraft.

United Air Lines, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2005

                                                                                    By: /s/ Frederic F. Brace
                                                                                    Name: Frederic F. Brace
                                                                                    Title: Executive Vice President and Chief Financial Officer